Dorine H. Miller, Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
June 25, 2007

Re:	RMD Technologies, Inc.
Registration Statement on Form SB-2
Filed on March 27, 2007
File No. 333-141597

Dear Ms. Miller:

This firm represents RMD Technologies, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s amended Registration Statement on Form SB-2. Below please find our responses to your April 20, 2007 comment letter:

Prospectus Cover Page

1.	Revise the first sentence to indicate that this prospectus relates to the resale by the selling stockholders named in this prospectus.

Response

We have revised the registration statement in accordance with the Staff’s comment to indicate that this prospectus relates to the resale by the selling stockholders.

2.
Please state, if true, that the registrant intends to seek a listing for its common stock on the OTC Bulletin Board. This would clarify the reference to it in the second sentence of  the second paragraph.

Response

We have revised the registration statement in accordance with the Staff’s comment to indicate that the Company intends to seek a listing for its common stock on the OTC Bulletin Board.

Issuance of Securities to the Selling Stockholders, page 5

3.
The boldface statement at the end of the first paragraph that “this prospectus relates only to the resale of 250,000 shares of common stock underlying the warrant” may suggest  that the prospectus covers only 250,000 shares of common stock. Please remove this  implication.

Response

We have revised the registration statement in accordance with the Staff’s comment to remove the statement at the end of the first paragraph.

4.	If true, state that none of the securities underlying the convertible debentures are being registered pursuant to this registration statement.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RMD Technologies, Inc.
June 25, 2007

Response

We have revised the registration statement in accordance with the Staff’s comment to state that none of the securities underlying the convertible debentures are being registered.

5.	Clarify whether or not the exercise of the warrant will result in a change in control of the registration.

Response

We have revised the registration statement in accordance with the Staff’s comment to clarify that exercise of the warrant will result in a change in control.

6.	Identify La Jolla Cove Investors, Inc. including the type of business it is engaged in and the natural person(s) who control it.

Response

We have revised the registration statement in accordance with the Staff’s comment to include a description of La Jolla Cove Investors, Inc. and Golden Gate Investors, Inc. It should be noted that on May 23, 2007, La Jolla Cove Investors, Inc. assigned its interest in the note and warrant in the Company to Golden Gate Investors, Inc.

Plan of Distribution, page 33

7.	If Golden Gale Investors, LLC or any other selling stockholder is a broker-dealer or an affiliate of a broker-dealer include that disclosure and state that they are underwriters in this offering.

Response

We have been advised by the Company that none of the selling stockholders are a broker-dealer or an affiliate of a broker-dealer.

8.	If any selling stockholder is an affiliate of a broker-dealer, state that the seller:

•	Purchased the common stock in the ordinary course of business; and

•	At the time of the purchase of the common stock to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the common stock.

Response

We have been advised by the Company that none of the selling stockholders are a broker-dealer or an affiliate of a broker-dealer.

Selling Stockholders, page 35

9.
The total number of shares being offered for resale as shown in column (2) should equal 624,000 shares, which is the aggregate number of shares of common stock being  registered pursuant to this registration statement. It appears that the table only accounts  for 612,000 shares. Please revise the table accordingly.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RMD Technologies, Inc.
June 25, 2007

Response

We have revised the registration statement in accordance with the Staff’s comment to correct the number of shares being registered.

10.
Since the description of each selling stockholder’s relationship to the registrant and how they acquire the shares in this offering is not detailed in the information immediately following the table as you have stated, delete the statement in the introductory  paragraph. In any event, please  note that you must describe any material relationship  that a selling security holder has, or had  within the past three years, with the company.

Response

We have revised the registration statement in accordance with the Staff’s comment to remove the statement in the introductory paragraph.

11.	Identify any selling stockholder listed who is a broker-dealer or an affiliate of a broker-dealer or state that none are.

Response

We have revised the registration statement in accordance with the Staff’s comment to state that none of the selling stockholders are a broker-dealer or an affiliate of a broker-dealer.

12.
Since the warrant for the 10,000,000 shares of common stock was issued to La Jolla Cove Investments, Inc., footnote (6) should be expanded to disclose why Golden Gate  Investors, LLC is listed in the table as the selling stockholder. Disclose any relationship  between La Jolla Cove Investments and Golden Gate Investors, LLC.

Response

We have revised the registration statement in accordance with the Staff’s comment to disclose why Golden Gate Investors, LLC is listed in the table as the selling stock holder. We have been advised by the Company that there is no relationship between La Jolla Cove Investments and Golden Gate Investors, LLC besides the same control person.

Available Information

13.	The first sentence of this section, which states that you have not been required to comply with the reporting requirements of the SEC, should be deleted.

Response

We have revised the registration statement in accordance with the Staff’s comment to remove such language.

Report of Independent Accountants

14.
It appears your independent auditor Child, Van Wagoner & Bradshaw, PLLC, is located in Salt  Lake City, Utah. However, you are incorporated in California and the majority  of your operations and assets are also located in California. Please explain how  your  auditor met the licensing requirements of both Rule 2-01(a) of Regulation S-X and  California state law to audit a California company. Does the audit partner or the firm  have a California license or California practice privileges, as outlined by the State of  California? If so, which one(s) and under what name(s)? When was each obtained  relative to the audit? If neither the audit partner nor the firm has a California and neither  has California practice privileges, how did you reach the conclusion that neither was  required? Please not that it is your responsibility to provide financial statements audited  by an auditor who meets both the requirements of Rule 2-01(a) of Regulation S-X and  California state law to audit a California company.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RMD Technologies, Inc.
June 25, 2007

Response

Child, Van Wagoner & Bradshaw, PLLC registered with the PCAOB on January 1, 2006.  Roger B. Kennard, CPA, is a partner in such firm, which was organized on January 1, 2006.   Before this time, Mr. Kennard was the managing partner of Smith & Company, which has been registered with the PCAOB for many years including their most recent registration in October 2003.  Mr. Kennard has also maintained his license to practice public accounting in the state of California since June 2004.  His current California license (Certificate # CPA 89409) from the California Board of Accountancy expires on April 30, 2009.

Item 27. Exhibits, page II-4

15.	In future filings, identify the legality opinion as Exhibit 5.1 in the exhibit index of the registration statement.

Response

We have revised the registration statement in accordance with the Staff’s comment to include the legality opinion in the exhibit list.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Stephen A. Cohen

Stephen A. Cohen, Esq.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com